VEON increases Share Buyback and Accelerates share cancellations Group launches new program to repurchase 3.9% of outstanding shares (2.9 million ADSs), comprising open market repurchases and proportionate shareholder participation New York and Dubai, September 23, 2026 — VEON Ltd. (Nasdaq: VEON), a global digital operator, today announced a new program to buy back 3.9% of VEON’s outstanding shares (72.5 million shares or equivalent in shares and ADS). This represents a share buyback program of approximately USD 200 million based on a closing price of USD 69.37 per ADS (each ADS represents 25 shares) as of September 22, 2026. The Group also confirms that the first phase of open market repurchases under the new program is underway. VEON will cancel all shares acquired under the new buyback program, reinforcing its commitment to disciplined capital allocation and long-term value creation. Assuming a share repurchase of USD 200 million based on an ADS price of USD 69.37, the new program represents 27.5% of VEON’s trailing-twelve-month Equity Free Cash Flow, after leases and licenses, for the period ended June 30, 2026, and a 5.5% yield based on the average closing price of VEON stock over the trailing twelve months as of September 22, 2026. The final value of the buy-back program will vary with the price per share or ADS purchased. The new program upgrades the minimum USD 100 million annual buyback target announced in May 2025 and is in addition to the USD 100 million program announced in November 2025 which has been completed. The revised policy places recurring capital returns at the heart of VEON’s capital allocation framework, alongside investment in profitable growth and maintaining financial flexibility. “Returning cash to shareholders is a core priority for VEON,” said Kaan Terzioglu, Group CEO of VEON. “Having completed USD 200 million in cumulative buybacks since August 2024, we are increasing our annual repurchase program to 3.9% of outstanding shares, which at today’s price represents approximately USD 200 million. Our focus is clear: grow cash flow, invest with discipline and translate our operating performance into greater value per share.” Including earlier phases of the program first announced in August 2024, VEON has now repurchased 4.46 million ADSs (6.0% of total ADSs outstanding) for a total consideration of USD 227.6 million. After giving effect to shares issuance in March 2024 and subsequent transfers, shares and ADSs held by VEON represent approximately 7.9% of total outstanding shares.

The new program will comprise open market repurchases and direct repurchases of shares from VEON’s shareholder LetterOne, which has agreed to sell proportionally to its existing shareholding and accordingly to sell to VEON up to 32,957,830 shares, at prices and volumes determined by reference to the open market repurchases. The new program repurchases will be conducted within the parameters of VEON’s broader securities repurchase program and in accordance with applicable laws and regulations. About VEON VEON is a digital operator that provides connectivity and digital services to over 150 million connectivity and more than 228 million digital customers. Operating across five countries that are home to 550 million consumers, more than 6% of the world's population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com. Forward-Looking Statements This release contains “forward-looking statements”, within the meaning of the Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to the execution and/or impact of the buyback of the VEON Group’s ADSs and shares and the cancellation of such shares. There are numerous risks, uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating to uncertainty over the execution and/or impact of the buyback of the VEON Group’s ADSs and shares, among others discussed in the section entitled “Risk Factors” in VEON’s 2025 Form 20-F filed with the SEC on March 16, 2026 and other public filings made by VEON with the SEC. There is no assurance that the buyback of VEON ADSs and shares and the cancellation of such shares will be completed or that other events described in any forward-looking statement will materialize. The forward-looking statements contained herein speak only as of the date of this release and VEON disclaims any obligation to update them, except as required by law. ENDS